SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 01-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation 401(k) Profit Sharing Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To The Audit Committee of Peoples Financial Corporation

Peoples Financial Corporation 401(k) Profit Sharing Plan

Biloxi, Mississippi

We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation 401(K) Profit Sharing Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Supplement Schedule of Assets (Held as of End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia

June 26, 2015

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets

Cash	$65,878	$117,167

Investments at fair value:
Mutual funds	9,414,972	9,050,203
Peoples Financial Corporation Common stock	959,048	1,114,261
MetLife Stable Value Fund - Investment contract	6,158,880	5,870,017
MetLife Stable Value Fund - Wrap contract	57,710	55,950

Total investments	16,590,610	16,090,431

Net assets reflecting all investments at fair value	16,656,488	16,207,598

Adjustment from fair value to contract value for fully-benefit responsive investment contract	(198,557)	(127,280)

Net assets available for benefits	$16,457,931	$16,080,318

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions to net assets
Investment gain:
Net change in fair value of investments	$298,600

Dividends	491,890

Total investment gain	790,490

Contributions:
Employer	276,158
Employees	595,834

Total contributions	871,992

Total additions	1,662,482

Deductions from net assets

Distributions paid to participants	1,284,865
Investment expense	4

Total deductions	1,284,869

Change in net assets available for benefits	377,613

Net assets available for benefits, beginning of year	16,080,318

Net assets available for benefits, end of year	$16,457,931

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer Contributions

A summary of employer contributions is as follows:

Employer Discretionary Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. The matching contribution is allocated among the investment options according to each participant’s instructions.

Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.

Participant Accounts

Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:

Employer Discretionary Matching Contribution Account:

This account is credited quarterly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and with the employee’s share of the net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Employee Salary Reduction and Voluntary Contribution Account:

Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf, a salary reduction contribution cannot exceed 80% of compensation. The employee’s interest in this account will always be 100% vested.

Company Nonelective Contribution Account:

This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this account are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.

Employee Rollover Contribution Account:

This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of this account. This account will always be 100% vested.

Merged Plan Asset Account:

This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.

Eligible participants are entitled to receive required minimum distributions in annual installments.

The Plan also allows for certain hardship withdrawals of elective deferrals.

Upon termination of employment, amounts not vested will be forfeited with such forfeitures will be used to reduce employer contributions.

There were no forfeitures during the year ended December 31, 2014 or as of December 31, 2014.

Participant Loans

Participant loans are not permitted by the Plan.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

New Accounting Pronouncements

There were no new accounting pronouncements which related to the Plan.

Investment Valuation

The Plan has invested in the MetLife Stable Value Fund, a group trust which is a holder of a Met Managed Guaranteed Interest Contract (“GIC”). The investment contract is stated at fair value and is adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits. As described in Accounting Standards Codification (“ASC”) Topic 962, “Defined Contribution Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s investments in mutual funds and Company common stock are recorded at fair value as determined by the closing price on actively traded markets. Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C – PARTICIPANTS’ INVESTMENTS

All investments are held by Fidelity Investments in an account managed by 401(k) Plus, Inc., the third party administrator of the Plan. Investments representing more than 5% of net assets are as follows:

December 31,	2014	2013
GIC - Group Annuity Contract:
MetLife Stable Value Fund	$6,216,590	$5,925,967
Registered investment companies (Mutual Funds):
Fidelity Spartan U.S. Equity Index Fund	1,103,672	1,021,681
Principal MidCap A Load Waived Fund	1,563,772	1,542,278
PIMCO Investments	1,371,736	1,323,045
T. Rowe Price New American Growth Fund	1,489,784	1,453,451
Investment in common stock:
Peoples Financial Corporation, common stock	959,048	1,114,261

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014.

Mutual funds: Valued at the closing price reported on the active market on which the funds are traded.

Common stock: Valued at the closing price reported on the active market on which individual securities are traded.

Guaranteed investment contract: The investment contract is valued at the fluctuating value of the separate account assets backing the contract and the wrap contract is valued based on the wrap contract fees provided by the insurance company. Historical experience has not shown significant sensitivity to changes in fees related to the wrap contract and there are no quantitative unobservable inputs utilized in the valuation. Further discussion of sensitivity in the funds market yield can be found at Note D.

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balance of investments which are measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2014 and 2013 are as follows:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2		Level 3		Total
Mutual funds:
Conservative Allocation	$16,939	$		$		$16,939
Corporate Bond	1,371,736					1,371,736
Foreign Large Growth	397,244					397,244
Global Real Estate	302,629					302,629
Large Blend	1,438,588					1,438,588
Large Growth	1,489,784					1,489,784
Large Value	59,650					59,650
Mid-Cap Growth	1,563,772					1,563,772
Mid-Cap Value	476,479					476,479
Moderate Allocation	414,145					414,145
Small Blend	362,423					362,423
Small Growth	305,033					305,033
Target Date	948,272					948,272
World Stock	268,278					268,278

Total	9,414,972					9,414,972
Company common stock	959,048					959,048
Guaranteed investment contract			6,158,880		57,710	6,216,590

	$10,374,020		$6,158,880		$57,710	$16,590,610

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2		Level 3		Total
Mutual funds:
Foreign Large Blend	$477,557	$		$		$477,557
Global Real Estate	284,782					284,782
Corporate Bond	1,323,045					1,323,045
Large Blend	1,382,323					1,382,323
Large Growth	1,453,451					1,453,451
Mid-Cap Growth	1,542,278					1,542,278
Small Growth	384,192					384,192
Large Value	49,239					49,239
Mid-Cap Value	437,006					437,006
Moderate Allocation	391,248					391,248
Small Blend	308,215					308,215
Target Date Series	733,388					733,388
World Stock	283,479					283,479

Total	9,050,203					9,050,203
Company common stock	1,114,261					1,114,261
Guaranteed investment contract			5,870,017		55,950	5,925,967

	$10,164,464		$5,870,017		$55,950	$16,090,431

The following table sets forth a summary of changes in the fair value of the Wrap contract, the Plan’s only Level 3 asset, for the year ended December 31, 2014 and 2013:

	2014	2013
Fair Value, beginning of year	$55,950	$53,763
Unrealized gain relating to instruments still held at the reporting date	1,760	2,187

Fair Value, end of year	$57,710	$55,950

During the year ended December 31, 2014, the Plan’s investments appreciated (depreciated) in fair value and realized losses on sales were as follows:

Mutual funds	$236,637
MetLife Stable Value Fund	107,236
Peoples Financial Corporation common stock	(45,273)

Total	$298,600

NOTE D – METLIFE STABLE VALUE FUND

The MetLife Stable Value Fund (the “Fund”) is fully-benefit responsive. The average yield and crediting interest rates for such investments were 5.55% and 1.91%, respectively, for 2014 and (1.58)% and 1.92%, respectively, for 2013. The average yield credited to participants was 3.01% and 3.34% for 2014 and 2013, respectively. These investments were rated Aa3 and AA- at December 31, 2014.

In a Met Managed GIC, the assets are invested in a MetLife separate account. MetLife guarantees principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. The credited rate resets quarterly and has a minimum interest rate of 0%. MetLife resets the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund’s investments. Participants receive the principal and accrued earnings credited to their accounts upon withdrawal for allowed events. These events include transfers to other investment options, and payments due to retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

The Plan may terminate its participation in the contract at any time. If it chooses to do so, the Plan will receive the lesser of the guaranteed or market value.

The sensitivity of an increase or decrease in the Fund’s market yield, with no other change in the duration of the underlying portfolio and no contributions or withdrawals, on the weighted average crediting rate for 2014 and for each quarter in 2015 is as follows:

	Actual 12/31/2014	Projected 3/31/2015	Projected 6/30/2015	Projected 9/30/2015	Projected 12/31/2015
Increase of 50%	2.70%	2.74%	2.77%	2.80%	2.83%
Increase of 25%	2.70%	2.71%	2.71%	2.71%	2.72%
Decrease of 25%	2.70%	2.65%	2.59%	2.54%	2.49%
Decrease of 50%	2.70%	2.62%	2.53%	2.45%	2.38%

The sensitivity of an increase or decrease in the Fund’s market yield, with no change in the duration of the underlying portfolio, no contributions and the immediate withdrawal of 10% of the fund, on the weighted average crediting rate for 2014 and for each quarter in 2015 is as follows:

	Actual 12/31/2014	Projected 3/31/2015	Projected 6/30/2015	Projected 9/30/2015	Projected 12/31/2015
Increase of 50%	2.70%	2.67%	2.70%	2.74%	2.77%
Increase of 25%	2.70%	2.70%	2.71%	2.71%	2.71%
Decrease of 25%	2.70%	2.76%	2.70%	2.64%	2.59%
Decrease of 50%	2.70%	2.79%	2.70%	2.61%	2.53%

NOTE E – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $65,468 (4,860 shares) and sold $175,407 (13,212 shares) of the Company’s common stock during the year ended December 31, 2014. Shares held by the Plan at December 31, 2014 and 2013 had a market value of $959,048 and $1,114,261, respectively.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.

NOTE F – CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in the Company’s common stock, which approximates 6% of the Plan’s net assets available for benefits as of December 31, 2014. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

NOTE G – COST OF PLAN ADMINISTRATION

The Company absorbs the cost, if any, of plan administration. The costs associated with plan administration were $3,416 for the year ended December 31, 2013.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE I – TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated March 31, 2008, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

NOTE J – RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013.

	2014	2013
Net assets available for benefits per the financial statements	$16,457,931	$16,080,318
Less: Distributions payable	(26)	(54,404)

Net assets available for benefits per the Form 5500	$16,457,905	$16,025,914

The following is a reconciliation of distributions from net assets per the financial statements to the Form 5500 for the year ended December 31, 2014:

2014
Total distributions from net assets per the financial statements	$1,284,865
Add: Distributions payable at year end	26
Less: Distributions payable at prior year end	(54,404)

Total distributions from net assets per the Form 5500	$1,230,487

Peoples Financial Corporation 401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834 Plan 004

December 31, 2014

(a)	Identity of issuer or similar party (b)	Description of assets ( c)	Cost (d)	Fair Value (e)
		Cash	N/A	$65,878
		GIC - Group Annuity Contracts:
	Metropolitan Life Insurance Co.	MetLife Stable Value Fund - 35,080 shares	N/A	6,216,590
		Registered investment companies (Mutual Funds):
*	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund - 15,149 shares	N/A	1,103,672
	American Funds	American Funds Europacific Growth Fund - 8,590 shares	N/A	397,244
	First Pacific Advisors	FPA Crescent Fund - 12,274 shares	N/A	414,145
	PIMCO Investments	PIMCO Investment Grade Corporate Fund - 130,022 shares	N/A	1,371,736
	Third Avenue Funds	Third Avenue Real Estate Value Fund - 9,616 shares	N/A	302,629
*	Fidelity Investments	Fidelity Small Cap Discovery Fund - 12,044 shares	N/A	362,424
	T. Rowe Price Funds	T. Rowe Price New American Growth Fund - 35,462 shares	N/A	1,489,784
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund - 457 shares	N/A	7,326
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund - 18,774 shares	N/A	312,770
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund - 16,706 shares	N/A	262,467
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund - 25,273 shares	N/A	365,707
	Templeton Global	Templeton Global Smaller Comp Fund - 31,014 shares	N/A	268,279
	Gabelli Asset	Gabelli Asset Investment Fund - 5,121 shares	N/A	334,916
	JP Morgan	JP Morgan Value Advantage A Load Waived Fund - 2,010 shares	N/A	59,650
	Principal Funds	Principal MidCap A Load Waived Fund - 72,329 shares	N/A	1,563,772
	Conestoga Small Cap Fund	Conestoga Small Cap Investors Fund - 9,051 shares	N/A	305,033
	Harbor Mid Cap Value Fund	Harbor Mid Cap Value Investors Fund - 23,040 shares	N/A	476,479
	Franklin Custodian Fund	Franklin Income A Fund - 7,058 shares	N/A	16,939
		Investment in common stock:
*	Peoples Financial Corporation	Common Stock - 77,032 shares	N/A	959,048

		Total		$16,656,488

*	Represents party-in-interest

N/A Due to Plan being fully participant directed, such values are not required.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Name of Plan

/s/ Thomas H. Wicks
The Asset Management and Trust Division of The Peoples
Bank, Biloxi, Mississippi; Trustee
By: Thomas H. Wicks, Assistant Vice-President/Trust Officer,
The Peoples Bank, Biloxi, Mississippi

June 26, 2015
Date